

Mail Stop 4628

September 27, 2016

Jeffrey J. Bird
Chief Financial Officer
Frank's International N.V.
Mastenmakersweg 1
1786 PB Den Helder, The Netherlands

     Re: **Frank's International N.V.**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 29, 2016
            File No. 001-36053

Dear Mr. Bird:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 1—Basis of Presentation and Significant Accounting Policies, page 57

Suppliers and Raw Materials, page 6

1.   You indicate that you "have developed a broad international sourcing capability." However, we note your disclosure under "We are Subject to the Risk of Supplier Concentration" on page 16 in which you indicate that you "depend on a limited number of third party suppliers and vendors" and that you could be "negatively affected if our key suppliers were to experience significant disruptions…. For example, we have a limited number of vendors for our bearings product lines." Revise your disclosure to identify any suppliers upon whom your business is materially dependent.

Revenue Recognition, page 62

2.   Please tell us the types of service contracts (e.g. day rate, turnkey, and or footage) you offer to your customers, and disclose how you recognize revenue for each contract type.

Note 15—Related Party Transactions, page 73

3.   We note disclosure in your Form 8-K filed on August 25, 2016 that Mosing Holdings, Inc. exercised its right to exchange for an equivalent number of each of the following securities for common shares: (i) 52,976,000 preferred shares and (ii) 52,976,000 units in FICV. We also note your disclosure that if the related tax receivable agreement was terminated on December 31, 2015, the estimated termination payment would be approximately $85.6 million.   Please address the following:

- tell us that amount you expect to pay or have already paid in connection with the exchange and related tax receivable agreement;

- tell us how you accounted for recognition of the liability associated with the tax receivable agreement at inception of your IPO and at the time of exchange; and

- provide a detailed analysis that supports your accounting and includes reference to specific authoritative guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey J. Bird
Frank's International N.V.
September 27, 2016
Page 3

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources